22004500

Washington, D.C. 20549



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| SEC FILE NUMBER |
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| 8-66397 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III



## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Standard Chartered Securities (North America) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1095 Avenue of the Americas
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Peter Nielsen | (201) 706-5643 | peter.nielsen@sc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

| 135 W 50th Street | New York | NY | 10020 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/8/2003 | 339 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Standard Chartered Securities (North America) LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TATIANA S DE PINA
Notary Public - State of New Jersey
My Commission Expires May 3, 2026

Notary Public

Signature:

Title:
Director of Financial Operations

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**mazars**

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

# Report of Independent Registered Public Accounting Firm

**To the Member of Standard Chartered Securities (North America) LLC and the Board of Directors of Standard Chartered Holdings**

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America) LLC, (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Mazars USA LLP

New York, NY
February 18, 2022

## 1. Organization and Nature of Business

Standard Chartered Securities (North America) LLC (the "Company"), a wholly-owned subsidiary of Standard Chartered Holdings (the "Parent"), is a Delaware corporation and a registered broker with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company, originally owned by Standard Chartered Bank of the United Kingdom ("Standard Chartered Bank"), was formed upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a United States ("U.S.") based broker-dealer. On April 30, 2017, Standard Chartered Bank contributed to the Parent all of its shares of the Company. As part of the transaction, the Company converted from a corporation to a limited liability company ("an LLC") on May 17, 2017.

The Company focuses primarily on sales of Asia, Africa and the Middle East debt products to U.S. investors.

## 2. Summary of Significant Accounting Policies

**Basis of Accounting**
The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**Accounts Receivable**
The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2021 are considered collectible and therefore no allowance for doubtful accounts was considered necessary.

**Credit Losses on Financial Instruments**
The Company recognizes and measures credit losses in accordance with FASB ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). In June 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-13, "*Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments*." This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. Under CECL, the allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings.

## 2. Summary of Significant Accounting Policies (continued)

### Revenue and Expense Recognition from Securities Transactions

The FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in U.S. GAAP and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The Company elected to use the modified retrospective approach, which did not have a material impact on the Company's financial position, results of operations, equity or cash flows. Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to the customer.

### Advisory Fee

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

### Underwriting Fee

From time to time, the Company is included as a direct subscriber in syndications which are executed at Standard Chartered Bank. The Company recognizes revenue at consummation of a deal and believes that is when the performance obligation is satisfied. As of December 31, 2021, the Company had receivables relating to these deals of approximately $4,018,000 compared to approximately $743,000 as of December 31, 2020, which were unrelated to current receivables.

### Cash

As of December 31, 2021, the Company maintained a cash balance of approximately $42,065,000 with a financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. In addition, the Company maintained a cash balance of approximately $662,000 with an affiliated bank which is not FDIC insured. The Company has not experienced any losses and does not believe it is subject to any significant credit risk on these balances.

## 2. Summary of Significant Accounting Policies (continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### Income Taxes

The Company is a single member limited liability company and treated as a disregarded entity for U.S. Federal, state and local income tax purposes. The Company's financial results are included in the Parent's tax filings, and any related payables or receivables will be reflected in related party transactions.

The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

The Company has adopted ASU019-12 ("Topic 740") to simplify the accounting for income taxes. The adoption of the ASU did not have a material impact on its financial statements and related disclosures.

## 3. Related Party Transactions

For the year ended December 31, 2021, commission receivables due from related parties are approximately $3,024,000. The receivables due from related parties was approximately $6,133,000 as of December 31, 2020

The Company's December 31, 2021 due to related parties balance of approximately $5,153,000 is related to tax sharing arrangements with related parties.

## 4. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current Indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2021, the Company's net capital under the Rule was $31,748,370, which exceeded the minimum requirements of $250,000 by $31,498,370. The net capital rule may effectively restrict distributions to the Parent.

## 5. Income Taxes

For the year ended December 31, 2021, the Company has determined that there were no material uncertain tax positions. At December 31, 2021, the Company's income tax returns for the years ended 2018, 2019 and 2020 are subject to examination by tax authorities.

The Company adopted the general accounting principle regarding uncertain tax positions. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company.

| | |
|---|---|
| Income taxes payable (receivable) | |
| Balance at January 1, 2021 | $ - |
| Provision for current taxes | 5,191,729 |
| Adjust prior year tax positions | (40,033) |
| Prior year tax overpayment to related parties | 40,033 |
| Current year tax payments to related parties | (5,191,729) |
| Income taxes payable (receivable) at December 31, 2021 | $ - |

## 6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

## 7. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance. No subsequent events were noted through the report date.